

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel:    604.661.9400
Fax:    604.661.9401

September 14, 2004

To:    All Applicable Commissions & Exchanges

Dear Sirs:

Subject:    Derek Oil & Gas Corporation

We confirm that the following material was sent by pre-paid mail on September 13th, 2004 to the
registered shareholders of Common shares of the subject Corporation:

A    Notice of Annual and Special General Meeting / Information Circular / Form 51-901F
    Quarterly Report for the quarter ended April 30, 2004 / Schedule B: Supplementary
    Information / Management Discussion and Analysis / Consolidated Financial
    Statements for the years ended April 30, 2004, 2003 and 2002
B    Proxy
C    Supplemental Mailing List Return Card
D    Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each
intermediary (with the exception of ADP – US) holding shares of the Corporation who responded to
the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101
regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in
our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone:    604.661.9400 (ext 4504)
Fax:            604.661.9401